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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPACUITY SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 INTERNATIONAL PARKWAY, #350
(No. and Street)

LAKE MARY (City) FL (State) 32746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS HOPKINS (603- 216-8933)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIR, STE B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bryant Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPACUITY SECURITIES, INC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Evelyn J. Velez
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG215959
Expires 5/9/2022

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPACUITY SECURITIES, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-6

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of CapAcuity Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CapAcuity Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CapAcuity Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CapAcuity Securities, Inc.'s management. Our responsibility is to express an opinion on CapAcuity Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CapAcuity Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as CapAcuity Securities, Inc.'s auditor since 2016.

Bethlehem, Pennsylvania

February 25, 2020

CAPACUITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	265,071
Accounts Receivable		349,043
Prepaid expenses		15,778
Total assets	$	629,892

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commission Payable	$	140,634
Accounts Payable		4,522
Due to Related Parties		1,542
Total liabilities	$	146,698
Stockholder's equity:		
Common stock, $0.20 par value; 5,000 shares authorized; 5,000 shares issued and outstanding	$	1,000
Capital in excess of par value		108,400
Retained earnings		373,794
Total stockholder's equity	$	483,194
Total liabilities and stockholder's equity	$	629,892

See Accompanying Notes

CAPACUITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Notes to Financial Statements

NOTE 1 NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

CapAcuity Securities, Inc. (the Company), formerly Johnson Securities, Inc., is a registered broker/dealer operating since 1984. The Company operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i) thereof. When acting as a broker/dealer, its marketing and sales activities are devoted primarily to private placement variable life insurance and mutual funds used as funding vehicles for corporate sponsored executive retirement programs. The Company target clients for these products and services are publicly held corporations and large private companies. The Company marketing and sales activities are conducted on a nation-wide basis.

The Company is a wholly owned subsidiary of CapAcuity Financial, Inc., which purchased Johnson Securities, Inc on December 26, 2018 and subsequently changed the name of the Company to CapAcuity Securities, Inc.

Recently Issued Accounting Pronouncement

In May 2014, the FASB issued ASU 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company evaluated the impact of the amended revenue recognition guidance on its financial statements and concluded that the process for recording revenue under ASC 606 is consistent with current practices.

In February 2016, the FASB issued ASU 2016-02, "Leases," ("ASU 2016-02") that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right

Notes to Financial Statements

NOTE 1 Nature of the Business and Summary of Significant Accounting Policies (Continued)

to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

The Company adopted ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. By applying ASU 2016-02 at the adoption date, as opposed to at the beginning of the earliest period presented, our reporting for periods prior to January 1, 2019 will continue to be reported in accordance with Leases (Topic 840). The Company currently has no leases or lease obligations, therefore there is no reporting change needed related to this new standard.

A summary of the Company's significant accounting policies follows:

Cash

Cash includes interest-earning deposits and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables

Receivables are primarily for commissions due from insurance carriers. These receivables are collected within the following month and require no allowance for doubtful accounts reserve.

Notes to Financial Statements

NOTE 1 Nature of the Business and Summary of Significant Accounting Policies (Continued)

Receivables

Receivables are primarily for commissions due from insurance carriers. These receivables are collected within the following month and require no allowance for doubtful accounts reserve.

Income Taxes

The Company has elected to be treated as an "S" Corporation for tax purposes and, accordingly, any liability for federal income taxes rests with the stockholder and not the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to Federal, State or Local tax examinations for years prior to 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management's Review of Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2019 through February 25, 2020, which is the date the financial statements were available to be issued.

CAPACUITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Notes to Financial Statements

Note 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, netcapitalisdefined asshareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible intocash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2019 was 1.24 to 1.

At December 31, 2019, the Company had net capital, as defined, of $118,373 and excess net capital of $108,593.

Note 3 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Note 4 Related-Party Transactions

On March 1, 2019, the Company entered into an expense sharing arrangement with Capacuity Consulting, LLC (Capacuity Consulting), a Florida limited liability company. Under the expense sharing agreement, Capacuity Consulting permits the Company to market and distribute its products and services from Capacuity Consulting's facilities used in conjunction with the Capacuity Consulting's business, subject to reimbursement of the expenses associated with such use.

As of December 31, 2019, the Company owed $1,542 to Capacuity Consulting.

CAPACUITY™
A change in perspective changes everything.

BRYANT KIRK
President

February 25, 2020

Mail Processing
MAR 02 2020
Washington, DC

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam,
Enclosed please find the Annual Audited Report and the Exemption Report for CapAcuity Securities, Inc. for the year 2019. Please call if you have any questions regarding the reports.

Thank you.

Sincerely,

Bryant Kirk
President
CapAcuity Securities, Inc.

Enclosures